FORM 6-K
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of August 2007

000-51025
(Commission File Number)

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY
LIMITED
(Translation of registrant’s name into English)

5th Floor, Union Plaza
20 Chaowai Street, Chaoyang District
Beijing 100020, People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(1); ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7); ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

In July 2007, Ninetowns Internet Technology Group Company Limited (the “Company”) issued the press releases furnished as exhibits to this report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NINETOWNS INTERNET
TECHNOLOGY GROUP COMPANY
LIMITED

By: /s/Tommy S. L. Fork
Name:      Tommy S. L. Fork
Title:        Chief Financial Officer

Date:      August 2, 2007

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press release dated July 19, 2007, regarding the Company’s schedule of first quarter 2007 results conference call

99.2	Press release dated July 20, 2007, regarding the Company’s announcement of further progress on integration of recent acquisition and development of B2B platform

99.3	Press release dated July 26, 2007, regarding the Company’s report of first quarter 2007 results